Exhibit 99.2

NOTICE OF SHARE CONSOLIDATION

GIBO HOLDINGS LIMITED

Unit 2912, Metroplaza, Tower 2

223 Hing Fong Road, Kwai Chung, N.T.

Hong Kong

August 18, 2025

Continental Stock Transfer & Trust Company

Attention: Compliance Department

1 State Street, 30th Floor

New York, NY 10004-1561

To whom it may concern:

Reference is made to the Warrant Agreement (the “Warrant Agreement”), dated June 27, 2023, by and between Bukit Jalil Global Acquisition 1 Ltd. (as predecessor to the Company) and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent, as amended by that certain Assignment, Assumption and Amendment Agreement, dated as of May 8, 2025 (the “Warrant Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Warrant Agreement.

Pursuant to Section 4.5 of the Warrant Agreement, the Company hereby provides this Notice of Share Consolidation to disclose that at the open of business on August 20, 2025, the Company intends to effect a share consolidation of (i) Class A ordinary shares, par value US$0.000001 each, whereby every 200 authorized issued and unissued Class A ordinary shares in the authorized share capital of the Company be consolidated into one Class A ordinary share, par value US$0.0002 each (the “Class A ordinary shares”), and (ii) Class B ordinary shares, par value US$0.000001 each, whereby every 200 authorized issued and unissued Class B ordinary shares in the authorized share capital of the Company be consolidated into one Class B ordinary share, par value US$0.0002 each.

As a result, (i) pursuant to Section 4.2 of the Warrant Agreement, the number of Class A ordinary shares issuable upon exercise of each Warrant is decreased in proportion to such decrease in outstanding Class A ordinary shares; and (ii) pursuant to Section 4.3.1 of the Warrant Agreement, the Warrant Price is adjusted (to the nearest cent) by multiplying the Warrant Price immediately prior to the share consolidation by a fraction (x) the numerator of which is the number of Class A ordinary shares purchasable upon the exercise of the Warrants immediately prior to the share consolidation, and (y) the denominator of which is the number of Class A ordinary shares so purchasable immediately thereafter (i.e., the Warrant Price shall be adjusted to $2,300.00, multiplying $11.50 by 200, based on the share consolidation ratio of 200-for-1).

Notwithstanding the foregoing, pursuant to Section 4.6 of the Warrant Agreement, the Company shall not issue fractional Class A ordinary shares upon the exercise of Warrants. If, by reason of any adjustment described herein, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a Class A ordinary share, upon such exercise, the number of shares issuable to such holder shall be rounded up to the nearest whole number the number of Class A ordinary shares to be issued to such holder in accordance with Section 4.6 of the Warrant Agreement.

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer